Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your holdings of Ordinary Shares, you should immediately forward this Document as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The Notice of Annual General Meeting to be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 and electronically via the Lumi Meeting Platform at 8:00 a.m. EDT (1:00 p.m. BST) on Friday 17 May 2024 is set out at the end of this Document.

For Shareholders unable to attend in person, we are pleased to be able to provide a facility for Shareholders to attend the Annual General Meeting remotely via the Lumi Meeting Platform, through which Shareholders will be able to vote and submit questions live during the Annual General Meeting.

To be effective, all proxy votes must be submitted at www.signalshares.com so as to have been received by the Registrar not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrar, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the Annual General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). A proxy may also be appointed by CREST members by using the electronic proxy appointment service.

SILENCE THERAPEUTICS PLC

(Incorporated and registered in England and Wales under the Companies Act 2006 with company number 02992058)

Notice of Annual General Meeting

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

This Document should be read as a whole. Your attention is drawn to the letter from Iain Ross, the Non-Executive Chairman of the Company, on pages 6 to 9 of this Document in which the Directors recommend that you vote in favour of each of the Resolutions to be proposed at the Annual General Meeting referred to below.

Copies of this Document will be available on the Company’s website at www.silence-therapeutics.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2023, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements.

These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

DEFINITIONS	4
LETTER FROM THE CHAIRMAN OF SILENCE THERAPEUTICS PLC	6
NOTICE OF ANNUAL GENERAL MEETING	10

DEFINITIONS

The following words and expressions apply throughout this Document and the Notice of Annual General Meeting, unless the context requires otherwise:

Act	the Companies Act 2006 (as amended);

ADSs	American Depositary Shares, each representing three Ordinary Shares;

Annual General Meeting	the Annual General Meeting of the Company to be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 and via the Lumi Meeting Platform at 8:00 a.m. EDT (1:00 p.m. BST) on Friday 17 May 2024, notice of which is set out on page 10 of this Document;

AIM	the market of that name operated by London Stock Exchange plc;

AIM Cancellation	the cancellation of the Ordinary Shares from admission to trading on AIM, which became effective on 30 November 2021;

Articles	the articles of association of the Company in force as at the date of this Document;

BST	British Summer Time;

City Code	the City Code on Takeover and Mergers as promulgated by the Panel on Takeovers and Mergers, as amended from time to time;

Company or Silence	Silence Therapeutics plc;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Directors or Board	the directors of the Company as at the date of this Document, being Iain Ross, Craig Tooman, Dr. Michael Davidson, James Ede-Golightly, Alistair Gray and Dave Lemus;

Directors’ Remuneration Policy	the Directors’ remuneration policy set out on pages 33 to 45 of the UK Annual Report;

Directors’ Remuneration Report	the Directors’ remuneration report set out on pages 32 to 52 of the UK Annual Report;

Document	this document, which contains the Notice of Annual General Meeting;

EDT	Eastern Daylight Time;

Existing Issued Share Capital	the existing issued Ordinary Shares in the capital of the Company, which as at 11 April 2024 is 139,846,311 Ordinary Shares;

Lumi Meeting Platform	the electronic facility via which Shareholders can attend, participate in and vote at the Annual General Meeting;

Nasdaq	the Nasdaq Global Market;

Notice of Annual General Meeting	the notice convening the Annual General Meeting as set out on page 10 of this Document;

Ordinary Shares	ordinary shares of £0.05 each in the capital of the Company;

Registrar	Link Market Services Limited, trading as Link Group, the Company’s registrar;

Remuneration Committee	the remuneration committee of the Board;

Resolutions	the resolutions to be proposed at the Annual General Meeting as set out in the Notice of Annual General Meeting, and each a “Resolution”;

SEC	the U.S. Securities and Exchange Commission;

Shareholders	the holders of Ordinary Shares;

U.K. or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK Annual Report	the reports and financial statements for the Company for the year ended 31 December 2023; and

U.S. or United States	the United States of America.

Letter from the Chairman of Silence Therapeutics plc

(Registered and incorporated in England and Wales under the Act with company number 02992058)

Directors:	Registered Office:

Iain Ross (Non-Executive Chairman)	27 Eastcastle Street
Craig Tooman (President & Chief Executive Officer)	London
Dr. Michael Davidson (Non-Executive Director)	W1W 8DH
James Ede-Golightly (Non-Executive Director)
Alistair Gray (Senior Independent Non-Executive Director)
Dave Lemus (Non-Executive Director)

15 April 2024

Notice of Annual General Meeting

Dear Shareholder,

1.	Introduction

I am pleased to invite you to our 2024 Annual General Meeting which will be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 and electronically via the Lumi Meeting Platform at 8:00 a.m. EDT (1:00 p.m. BST) on Friday 17 May 2024. Shareholders unable to attend in person will be able to attend the Annual General Meeting remotely via the Lumi Meeting Platform, through which Shareholders will be able to vote and submit questions live during the Annual General Meeting.

In addition to highlighting the business to be transacted at the Annual General Meeting, this Document explains the background to the Resolutions that will be considered at the Annual General Meeting, why the Directors consider the Resolutions to be in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions.

In the event that there are any changes to the arrangements for holding the Annual General Meeting, we will announce any changes (such as timing or venue) as soon as practicably possible through the Company’s website and via SEC filing.

2.	Action to be taken in respect of the Annual General Meeting

You will not receive a hard copy form of proxy with this Document. Instead, you will be able to submit a proxy electronically using the link www.signalshares.com. You will need to log into your Signal Shares account or register if you have not previously done so. To register you will need your Investor Code which is detailed on your share certificate or available from the Registrar. Proxies submitted electronically must be submitted by no later than 8:00 a.m. EDT (1:00 p.m. BST) on Wednesday 15 May 2024.

You may request a hard copy form of proxy directly from the Registrar at shareholderenquiries@linkgroup.co.uk or on +44(0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. and 5.30 p.m. (BST), Monday to Friday excluding public holidays in England and Wales. Hard copy forms of proxy must be received by no later than 8:00 a.m. EDT (1:00 p.m. BST) on Wednesday 15 May 2024.

A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the notes to the Notice of Annual General Meeting. Proxies submitted via CREST (under ID RA10) must be sent as soon as possible and in any event so as to be received by no later than 8:00 a.m. EDT (1:00 p.m. BST) on Wednesday 15 May 2024 in order to be valid.

The completion and return of a hard copy form of proxy, submitting a proxy instruction electronically or submitting a CREST proxy instruction will not preclude Shareholders from attending and/or voting at the Annual General Meeting should they so wish.

3.	How to attend and speak at the meeting

The Annual General Meeting will be held at 221 River Street, 9th Floor, Hoboken, NJ 07030. Shareholders can also attend the Annual General Meeting remotely via the Lumi Meeting Platform. The Annual General Meeting will commence at 8:00 a.m. EDT (1:00 p.m. BST) on Friday 17 May 2024. Please be prepared to provide evidence of your shareholding and/or identity.

In order to join the Annual General Meeting electronically and to vote and ask questions via the online platform, Shareholders will need to connect to the following site: https://web.lumiagm.com. Lumi is available as a mobile web client, compatible with the latest browser versions of Chrome, Firefox, Edge and Safari and can be accessed using any web browser, on a PC or smartphone device.

Once you have accessed https://web.lumiagm.com from your web browser on a tablet or computer, you will be asked to enter the Lumi Meeting ID which is 194-776-975. You will then be prompted to enter your unique 11-digit Investor Code (IVC) including any leading zeros and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a Shareholder.

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link, our Registrar, by calling +44 (0) 371 277 1020. For further details on attending the Annual General Meeting and voting remotely, see further notes on pages 11 to 14.

It is important to note that Shareholders joining the Annual General Meeting via the Lumi Meeting Platform will be in attendance at the Annual General Meeting and will be able to vote at the Annual General Meeting via the Lumi Meeting Platform. However, Shareholders are encouraged to submit their votes ahead of the Annual General Meeting by appointing the Chairman of the Annual General Meeting as their proxy.

Voting on all resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands.

4.	How to ask questions

The Annual General Meeting is an important opportunity for all Shareholders to express their views by asking questions. Shareholder participation in the Annual General Meeting continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the Annual General Meeting may do so by submitting them to the Chairman via IR@silence-therapeutics.com. The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘Shareholder Information’ page of its website in advance of the Annual General Meeting.

Shareholders may also submit questions during the Annual General Meeting in person or via the Lumi Meeting Platform. We will endeavour to answer all appropriate questions during the Annual General Meeting, to the extent possible in the time allocated for the Annual General Meeting and will publish a summary of responses on the ‘Shareholder Information’ page of our website following the Annual General Meeting. Please note that Shareholders may not use any electronic address provided in this Document or in any related documents to communicate with the Company for any purpose other than those expressly stated.

We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the Annual General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

5.	Resolutions

The business to be conducted at the Annual General Meeting consists of consideration of the following Resolutions. All of the Resolutions will be proposed as ordinary resolutions. This means that for the Resolutions to pass, more than half of the votes cast must be in favour of each of the Resolutions.

Resolution 1 – Annual Report and Accounts

The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 December 2023, these are all contained in the UK Annual Report.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the UK Annual Report, a copy of which may be found at: https://silence-therapeutics.com/investors/financials/annual-reports.

Resolution 2 – Approval of Directors’ Remuneration Report

Under provisions of the Act and regulations thereunder, the Company must prepare an annual report on Directors’ remuneration and put that report to an advisory vote by way of an ordinary resolution.

We encourage Shareholders to read the Directors’ Remuneration Report. The Directors’ Remuneration Report includes a statement from the Remuneration Committee chair, the components of the executive directors’ remuneration and the non-executive directors’ fees, all in accordance with the remuneration policy that was approved by shareholders at the 2021 Annual General Meeting. Our U.K. statutory auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited. The Board has approved and signed the report in accordance with the Act.

This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it.

Resolution 3 – Approval of Directors’ Remuneration Policy

Under provisions of the Act and regulations thereunder that apply to the Company, the Directors’ Remuneration Policy must be put to a binding vote at least once every three years. The Directors’ Remuneration Policy was last put to a binding vote at the 2021 Annual General Meeting and, as a result, is being put forward for approval by Shareholders at the Annual General Meeting.

An ordinary resolution is proposed to approve the Directors’ Remuneration Policy which is set out on pages 33 to 45 of the UK Annual Report. The vote on the Directors’ Remuneration Policy is a binding vote. If approved, the Directors’ Remuneration Policy will take effect immediately after the conclusion of the Annual General Meeting. If the Directors’ Remuneration Policy is approved, the Company will not be able to make a remuneration payment to a current, past or prospective Director or a payment for loss of office to a current or past Director, unless that payment is consistent with the Directors’ Remuneration Policy or has been approved by a resolution of the Shareholders.

Resolution 4 – Appointment and remuneration of the auditor

At each general meeting at which accounts are laid before Shareholders, the Company is required to appoint auditors to serve until the next such meeting. Accordingly, Resolution 4 seeks the reappointment of PricewaterhouseCoopers LLP as the Company’s auditors to serve until the next annual general meeting of the Company and, in accordance with normal practice, authority for the Directors to determine their remuneration.

Resolution 5 – Re-appointment of Dr. Michael Davidson as a Director

Dr. Michael Davidson, M.D. FACC, FNLA, has served as a member of our Board of Directors since January 2021. Dr. Davidson is Professor of Medicine and Director of the Lipid Clinic at the University of Chicago. He also serves as the Chief Executive Officer of New Amsterdam Pharma Company N.V. (Nasdaq: NAMS) which was listed on Nasdaq in November 2022. Dr. Davidson is a leading expert in the field of Lipidology. He has conducted over 1,000 clinical trials, published more than 350 medical journal articles and written three books on Lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson is a serial biotech entrepreneur, founding three companies, the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996, Omthera

Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440 million, and most recently, he was the founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1 billion in 2020. He is also an independent director of Nasdaq-listed Tenax Therapeutics, Inc. (Nasdaq: TENX) and serves on the board of two private biotech companies, Sonothera and NanoPhoria Bioscience. Dr. Davidson is board-certified in internal medicine, cardiology, and clinical lipidology. He was President (2010-2011) of the National Lipid Association, named as one The Best Doctors in America for the past 20 years and “Father of the Year” by the American Diabetes Association, 2010.

Under article 107 of the Articles, at every annual general meeting of the Company, there shall retire from office any Director who shall have been a Director at each of the preceding two annual general meetings and who was not appointed or re-appointed by the Company in general meeting at, or since, either such meeting. Dr. Davidson was last re-appointed at the 2021 Annual General Meeting and, accordingly, stands for re-appointment at the Annual General Meeting under article 107 of the Articles.

Resolution 6 – Approval of takeover provisions in the Articles

Following the AIM Cancellation, the City Code could cease to apply to the Company in the future if any changes to the Board composition result in the majority of Directors not being resident in the United Kingdom, Channel Islands and Isle of Man. The Shareholders approved an amendment to the Articles at a general meeting held on 1 November 2021 which inserted a new article 159 that would apply in the event that the City Code were no longer to apply to the Company. Article 159 includes certain takeover protections so that the Company is able to defend itself and its Shareholders from hostile takeovers.

In accordance with the Articles, Resolution 6 is proposed as an ordinary resolution seeking approval for Article 159 to continue to apply from the conclusion of this Annual General Meeting until the conclusion of the next annual general meeting of the Company.

At the end of this Document is a notice convening the Annual General Meeting which is to be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 and electronically via the Lumi Meeting Platform at 8:00 a.m. EDT (1:00 p.m. BST) on Friday 17 May 2024 at which the Resolutions will be proposed.

6. Directors’ recommendation and voting intentions

The Directors consider the Resolutions to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 118,851 Ordinary Shares, representing approximately 0.08% of the issued capital of the Company as at 11 April 2024, the latest practicable date prior to the publication of this Document.

Your faithfully,

Iain Ross

Chairman

NOTICE OF ANNUAL GENERAL MEETING

SILENCE THERAPEUTICS PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with registered company number 02992058)

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of Silence Therapeutics plc (the “Company”) will be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 and electronically via the Lumi Meeting Platform at 8:00 a.m. Eastern Daylight Time (1:00 p.m. British Summer Time) on Friday 17 May 2024 to consider, and if thought fit, pass the following resolutions, each of which will be proposed as an ordinary resolution.

ORDINARY RESOLUTIONS

1.	To receive and adopt the accounts for the financial year ended 31 December 2023, together with the reports of the directors and auditors thereon (the “UK Annual Report”).

2.

To approve the directors’ remuneration report for the year ended 31 December 2023 (excluding the directors’ remuneration policy set out on pages 32 to 52 of the directors’ remuneration report) as set out in the UK Annual Report.

3.	To approve the directors’ remuneration policy, as set on pages 33 to 45 of the UK Annual Report, which takes effect immediately after the conclusion of the Annual General Meeting.

4.

To re-appoint PricewaterhouseCoopers LLP as auditors of the Company from the conclusion of the meeting until the conclusion of the next annual general meeting of the Company at which accounts are laid and to authorise the directors to determine their remuneration.

5.

To re-appoint Dr. Michael Davidson as a director, who is retiring in accordance with Article 107 of the Company’s articles of association (the “Articles”) and, being eligible, is offering himself for re-appointment.

6.

That, in accordance with Article 159.13(b) of the Articles, Article 159 of the Articles shall apply with effect from the conclusion of this Annual General Meeting to the conclusion of the next annual general meeting of the Company.

15 April 2024

Registered Office: 27 Eastcastle Street London W1W 8DH United Kingdom	By order of the Board Rhonda Hellums Company Secretary

Explanatory notes to the Notice of Annual General Meeting

Proxies

1.

As explained on page 7 of this Notice of Annual General Meeting, Shareholders may attend the Annual General Meeting in person or electronically via the Lumi Meeting Platform. Shareholders are entitled and strongly encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the Annual General Meeting. A Shareholder can appoint the Chairman of the Annual General Meeting or anyone else to be their proxy at the Annual General Meeting. We are pleased to be able to provide a facility for Shareholders to attend, vote and ask questions at the Annual General Meeting remotely via the Lumi Meeting Platform. It is important to note that Shareholders joining the Annual General Meeting electronically via the Lumi Meeting Platform will be in attendance at the Annual General Meeting and will be able to vote at the Annual General Meeting via the Lumi Meeting Platform. However, Shareholders are encouraged to submit their votes ahead of the Annual General Meeting by appointing the Chairman of the Annual General Meeting as their proxy.

2.

A member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to exercise all or any of the member’s rights to attend, speak and vote at the Annual General Meeting. A proxy need not be a member of the Company but must attend the Annual General Meeting for the member’s vote to be counted. If a member appoints more than one proxy to attend the Annual General Meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member. If a member wishes to appoint more than one proxy, they may do so at www.signalshares.com.

3.

To be effective, the proxy vote must be submitted at www.signalshares.com so as to have been received by the Registrar not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). By registering on the Signal shares portal at www.signalshares.com, you can manage your shareholding, including:

-	casting your vote;

-	changing your dividend payment instruction; and

-	updating your address and selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted (or a duly certified copy of that power of attorney or other authority) must be returned to the Registrar, Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrar, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the Annual General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

4.

Members who intend to appoint more than one proxy can obtain additional forms of proxy from Link Group. The forms of proxy should be returned in the same envelope and each should indicate that it is one of more than one appointment being made.

5.

Where more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

6.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. The number of votes withheld will however be calculated and recorded, but disregarded in calculating the number of votes for or against each Resolution.

7.

If you need help with voting online, or require a paper proxy form, please contact the Registrar, Link Group, by email at shareholderenquiries@linkgroup.co.uk, or you may call Link Group on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Link Group is open between 9.00 a.m. and 5.30 p.m. (British Summer Time), Monday to Friday excluding public holidays in England and Wales.

8.

Submission of a proxy vote shall not preclude a member from attending and voting in person or electronically at the Annual General Meeting in respect of which the proxy is appointed or at any adjournment thereof. See Note 1 above regarding attendance at the Annual General Meeting.

9.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy, or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrar (ID: RA10) by the latest time(s) for receipt of proxy appointments specified in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com).

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

13.	Unless otherwise indicated on the Form of Proxy, CREST voting or any other electronic voting channel instruction, the proxy will vote as they think fit or, at their discretion, withhold from voting.

Entitlement to attend and vote

14.

Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), the Company has specified that only those members registered on the register of members of the Company at close of business on Wednesday 15 May 2024 (the “Specified Time”) (or, if the Annual General Meeting is adjourned to a time more than 48 hours after the Specified Time, by close of business on the day which is two days prior to the time of the adjourned Annual General Meeting, excluding non-working days) shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. If the Annual General Meeting is adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned Annual General Meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

How to join the Annual General Meeting electronically

15.

In order to join the Annual General Meeting electronically and to vote and ask questions via the Lumi Meeting Platform, Shareholders will need to connect to the following site https://web.lumiagm.com. Lumi is available as a mobile web client, compatible with the latest browser versions of Chrome, Firefox, Edge and Safari and can be accessed using any web browser, on a PC or smartphone device.

16.

Once you have accessed https://web.lumiagm.com from your web browser on a tablet or Computer, you will be asked to enter the Lumi Meeting ID which is 194-776-975. You will then be prompted to enter your unique 11 digit Investor Code (IVC) including any leading zeros and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a Shareholder.

17.

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link, our Registrar, by calling +44 (0) 371 277 1020.

18.

Access to the Annual General Meeting will be available 30 minutes before the start time of the Annual General Meeting, although the voting functionality will not be enabled until the Chairman of the Annual General Meeting declares the poll open. During the Annual General Meeting, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on the Resolutions. Therefore, it is your responsibility to ensure connectivity for the duration of the Annual General Meeting via your wi-fi. A user guide to the Lumi platform is available on the Investors section of our website at www.silence-therapeutics.com/investors.

19.

If you wish to appoint a proxy other than the Chairman of the Annual General Meeting and for them to attend the Annual General Meeting electronically on your behalf, please submit your proxy appointment in the usual way before contacting Link Group on +44 (0) 371 277 1020 in order to obtain their IVC and PIN. It is suggested that you do this as soon as possible and at least 48 hours (excluding non-business days) before the meeting. Lines are open from 9.00 a.m. to 5.30 p.m. (British Summer Time) Monday to Friday, calls are charged at the standard geographic rate and will vary by provider. Calls outside the U.K. will be charged at the applicable international rate.

20.

If your shares are held within a nominee and you wish to attend the Annual General Meeting electronically via the Lumi Meeting Platform, you will need to contact your nominee as soon as possible. Your nominee will need to present a corporate letter of representation to Link Group, our registrar, as soon as possible and at least 72 hours (excluding non-business days) before the Annual General Meeting, in order that they can obtain for you your unique IVC and PIN to enable you to attend the Annual General Meeting electronically via the Lumi Meeting Platform.

21.

It is important to note that Shareholders joining the Annual General Meeting electronically will be in attendance at the Annual General Meeting and will be able to vote at the Annual General Meeting via the Lumi Meeting Platform. However, Shareholders are encouraged to submit their votes ahead of the Annual General Meeting by appointing the Chairman of the Annual General Meeting as their proxy.

Questions

22.

The Annual General Meeting is an important opportunity for all Shareholders to express their views by asking questions. Your participation in the Annual General Meeting continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the Annual General Meeting may do so by submitting them to the Chairman via IR@silencetherapeutics.com. The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘Shareholder Information’ page of its website in advance of the Annual General Meeting.

23.

Shareholders may also submit questions during the Annual General Meeting via the Lumi Meeting Platform. We will endeavour to answer all appropriate questions during the Annual General Meeting, to the extent possible in the time allocated for the Annual General Meeting, and will publish a summary of responses on the ‘Shareholder Information’ page of our website following the Annual General Meeting.

24.

Please note that Shareholders may not use any electronic address provided in this document or in any related documents to communicate with the Company for any purpose other than those expressly stated.

Corporate Representatives

25.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Total Voting Rights

26.

As at close of business on 11 April 2024 (being the latest practicable date before the publication of the Notice of Annual General Meeting), the Company’s issued share capital comprised 139,846,311 Ordinary Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on 11 April 2024 (being the latest practicable date before the publication of the Notice of Annual General Meeting) is 139,846,311.

Communication

27.

You may not use any electronic address (within the meaning of Section 333(4) of the Act) provided in this Notice of Annual General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Website publication

28.

Under section 527 of the Companies Act, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Annual General Meeting; or

(b)

any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

29.

The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the Company has been required, under section 527 of the Companies Act, to publish on a website.